SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 29, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GROSS REVENUE OF R$ 4.1 BILLION AND
NET INCOME OF R$ 211.4 MILLION IN THE 4Q07

Brasília, January 29, 2008 - Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) announces its consolidated results for the fourth quarter of 2007 (4Q07). The Company’s financial statements are presented in millions of Reais, except where stated otherwise, and prepared in conformity with generally accepted accounting principles in Brazil.

HIGHLIGHTS

  Consolidated gross revenue came to R$4,130.2 million in the 4Q07, 3.2% up on the 4Q06. Consolidated net revenue totaled R$2,876.1 million in the 4Q07, 4.9% up on the 4Q06.
  Recurring EBITDA in the 4Q07 came to R$985.7 million, 18.5% higher than in the 4Q06. However, due to the impact of non-recurring items, the EBITDA recorded in the 4Q07 amounted to R$907.9 million, 4.5% lower than in the 4Q06.
  Annual EBITDA stood at R$3,814.2 million, 8.8% higher than the R$3,505.1 million recorded in 2006.
  Sustaining the positive results reached in every quarter in 2007, BrT Móvel’s EBITDA stood at R$ 10.3 million in the 4Q07, R$ 44.1 million up on the same period the year before. The EBITDA margin of the mobile operations came to 2.1%, 10.2 p.p. up on the 4Q06.
  BrT Móvel achieved another milestone: more than 4 million users in a little less than 3 years of operations. At the end of the 4Q07, the company had 4.3 million mobile users, 26.2% more than in the 4Q06, while the Brazilian market moved up by 21.1% in the same period
  1,567.8 ADSL users at the end of 2007, 19.0% more than in the 4Q06. The ADSL ARPU recorded in the 4Q07 stood at R$72.1, 0.8% higher than the R$71.5 recorded in the 4Q06.
  Internet Group providers closed the quarter with 1.4 broadband subscribers, 26.3% up on the 4Q06, maintaining its market leadership in Region II.
  Consolidated mobile service gross revenue stood at R$ 468.1 million, 19.9% more than in the 4Q06. BrT Móvel’s service revenue totaled R$ 582.2 million, 17.9% up on the 4Q06.
  Gross data communication revenue reached R$ 735.3 million, 18.1% higher than in the 4Q06.
  Annual consolidated net income totaled R$797.3 million, 84.4% up on 2006.

IR CONTACTS
Paulo Narcélio (CFO and IRO)	Phone: (55 61) 3415-1140	ri@brasiltelecom.com.br
Flávia Menezes (IR Manager)	Phone: (55 61) 3415-1256	flavia@brasiltelecom.com.br
Reynaldo Abreu Filho	Phone: (55 61) 3415-1411	reynaldom@brasiltelecom.com.br
Maria Lucia Rocha	Phone: (55 61) 3415-1291	malu@brasiltelecom.com.br
Lelia Werner	Phone: (55 61) 3415-1123	lw@brasiltelecom.com.br
Aline Sonntag	Phone: (55 61) 3415-8537	aline.sonntag@brasiltelecom.com.br

MEDIA CONTACTS
Wellington Silva (Assistant Director)	Phone: (55 61) 3415-9657	wellingtons@brasiltelecom.com.br
César Borges (Manager)	Phone: (55 61) 3415-1378	cesarb@brasiltelecom.com.br

Brasil Telecom Participações S.A. controls Brasil Telecom S.A.,a telecommunications company that provides wireline services, including national and international calls, and mobile telephony, as well as public telephony, data communication, network and supplementary and value-added services in the states of Rondônia, Acre, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul and in the Federal District. Its coverage area corresponds to 24% of thepopulation (approximately 44 million), 27% of GDP (around R$ 420 billion in 2003) and 33% of national territory (close to 2.8 million km2).

Brasil Telecom S.A.	Page 1 of 24

INCOME STATEMENT

R$ Million	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months	12M06	12M07	Δ Year

GROSS REVENUES	4,001.9	3,997.3	4,130.2	3.3%	3.2%	15,111.3	15,997.4	5.9%

FIXED TELEPHONY	2,892.7	2,752.7	2,852.0	3.6%	-1.4%	11,421.3	11,204.4	-1.9%
Local Service	1,722.5	1,624.5	1,659.3	2.1%	-3.7%	6,929.0	6,566.3	-5.2%
Public Telephony	138.4	138.8	137.8	-0.7%	-0.5%	540.6	546.0	1.0%
Long Distance Service	721.5	720.0	743.5	3.3%	3.1%	2,770.1	2,947.5	6.4%
Interconnection	113.9	82.5	107.8	30.6%	-5.4%	442.1	357.7	-19.1%
Lease of Means	81.5	86.6	95.5	10.3%	17.2%	328.4	357.9	9.0%
Supplementary and Value Added Services	103.0	92.4	99.3	7.4%	-3.6%	367.6	394.0	7.2%
Other	11.8	7.8	8.8	12.3%	-25.8%	43.5	35.2	-19.1%
MOBILE TELEPHONY *	486.8	539.6	542.9	0.6%	11.5%	1,426.3	2,023.7	41.9%
Services	390.4	478.8	468.1	-2.2%	19.9%	1,140.1	1,753.2	53.8%
Merchandise Sales (Handsets and Accessories)	96.4	60.8	74.8	23.1%	-22.4%	286.2	270.5	-5.5%
DATA COMMUNICATIONS	622.5	704.9	735.3	4.3%	18.1%	2,263.8	2,769.2	22.3%

Deductions	(1,260.9)	(1,249.0)	(1,254.1)	0.4%	-0.5%	(4,814.7)	(4,938.8)	2.6%
NET REVENUES	2,741.0	2,748.3	2,876.1	4.7%	4.9%	10,296.7	11,058.5	7.4%

OPERATING COSTS AND EXPENSES	(1,790.5)	(1,773.6)	(1,968.2)	11.0%	9.9%	(6,791.5)	(7,244.3)	6.7%
Personnel	(154.4)	(158.1)	(180.8)	14.3%	17.1%	(662.0)	(644.3)	-2.7%
Materials	(122.9)	(92.9)	(108.3)	16.6%	-11.8%	(412.0)	(380.2)	-7.7%
Subcontracted Services	(582.5)	(556.5)	(581.3)	4.5%	-0.2%	(2,225.5)	(2,262.1)	1.6%
Interconnection	(573.8)	(558.0)	(613.9)	10.0%	7.0%	(2,114.9)	(2,318.9)	9.6%
Advertising and Marketing	(47.3)	(39.3)	(64.8)	64.8%	36.9%	(149.1)	(164.4)	10.3%
Provisions and Losses	(248.5)	(210.8)	(297.2)	40.9%	19.6%	(871.5)	(997.7)	14.5%
Other	(61.2)	(158.0)	(122.0)	-22.8%	99.4%	(356.6)	(476.8)	33.7%

EBITDA	950.5	974.6	907.9	-6.9%	-4.5%	3,505.1	3,814.2	8.8%
EBITDA Margin	34.7%	35.5%	31.6%	-3.9 p.p.	-3.1 p.p.	34.0%	34.5%	0.4 p.p.
Depreciation and Amortization	(717.4)	(606.4)	(584.4)	-3.6%	-18.5%	(2,721.8)	(2,465.0)	-9.4%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	233.1	368.2	323.5	-12.2%	38.8%	783.3	1,349.3	72.3%

Financial Result	(64.3)	(61.2)	(145.5)	137.7%	126.3%	(638.6)	(613.5)	-3.9%
Financial Revenues	248.2	100.5	132.8	32.2%	-46.5%	582.9	435.9	-25.2%
Financial Expenses	(208.6)	(161.7)	(172.9)	6.9%	-17.1%	(872.5)	(699.0)	-19.9%
Interest on Own Capital	(103.9)	-	(105.4)	N.A.	N.A.	(348.9)	(350.4)	0.4%

EARNINGS AFTER FINANCIAL RESULT	168.8	307.0	178.0	-42.0%	5.4%	144.7	735.8	408.4%

Non-Operating Revenues (Expenses)	54.6	3.6	(11.6)	N.A.	N.A.	30.9	(2.5)	N.A.
Goodwill Amortization	(0.3)	-	-	#DIV/0!	N.A.	(1.0)	(0.1)	-87.7%
Other	54.8	3.6	(11.6)	N.A.	N.A.	31.9	(2.3)	N.A.

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	223.4	310.6	166.3	-46.4%	-25.5%	175.6	733.3	317.6%

Income and Social Contribution Taxes	(74.0)	(115.9)	(60.8)	-47.5%	-17.8%	(95.0)	(288.3)	203.4%

EARNINGS BEFORE PROFIT SHARING	149.3	194.7	105.5	-45.8%	-29.4%	80.6	445.1	452.4%

Minority Interest	1.3	1.1	0.5	-50.2%	-59.9%	2.9	1.8	-37.4%

EARNINGS BEFORE REVERSION OF INTEREST ON OWN CAPITAL	150.7	195.7	106.0	-45.8%	-29.6%	83.5	446.9	435.2%

Reversion of Interest on Own Capital	103.9	-	105.4	N.A.	N.A.	348.9	350.4	0.4%

NET INCOME	254.6	195.7	211.4	8.0%	-17.0%	432.4	797.3	84.4%

Net Income/shares - R$ **	0.4652	0.3577	0.3863	8.0%	-17.0%	0.7901	1.4568	84%
Net Income/ADR - US$	1.0879	0.9725	1.9317	98.6%	77.6%	1.8477	7.2842	294%

* The values of 4Q06 were reclassified, including the data communications revenue (VAS).
**The values of 4Q06 are per 1,000 shares.

Brasil Telecom S.A.	Page 2 of 24

BRT MÓVEL

R$ Million	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months	12M06	12M07	Δ Year

GROSS REVENUES	590.3	638.3	657.1	2.9%	11.3%	1,789.0	2,445.8	36.7%
Services	493.9	577.5	582.2	0.8%	17.9%	1,502.8	2,175.3	44.8%
Subscription	104.5	114.3	104.2	-8.9%	-0.3%	305.4	433.6	42.0%
Utilization	129.4	158.1	153.3	-3.0%	18.5%	417.6	561.7	34.5%
Interconnection	220.8	262.5	284.0	8.2%	28.6%	633.4	1,032.1	62.9%
Other Revenues	12.2	13.0	9.4	-28.0%	-23.2%	43.4	43.5	0.3%
Data Communications	27.2	29.6	31.4	5.8%	15.4%	103.0	104.4	1.4%
Merchandise Sales (Handsets and Accessories)	96.4	60.8	74.8	23.1%	-22.4%	286.2	270.5	-5.5%
Deductions	(171.2)	(189.8)	(174.2)	-8.2%	1.7%	(541.6)	(699.9)	29.2%
NET REVENUES	419.1	448.5	482.9	7.7%	15.2%	1,247.4	1,745.9	40.0%

OPERATING COSTS AND EXPENSES	(452.9)	(414.5)	(472.5)	14.0%	4.3%	(1,389.7)	(1,692.1)	21.8%
Personnel	(19.0)	(18.6)	(18.7)	0.9%	-1.5%	(75.4)	(73.8)	-2.1%
Materials	(98.1)	(69.8)	(86.4)	23.7%	-12.0%	(318.0)	(290.9)	-8.5%
Subcontracted Services	(101.5)	(87.3)	(100.9)	15.6%	-0.6%	(368.6)	(372.6)	1.1%
Interconnection	(131.3)	(150.9)	(165.4)	9.6%	25.9%	(287.6)	(590.9)	105.5%
Advertising and Marketing	(14.6)	(8.8)	(16.3)	84.8%	11.1%	(51.0)	(52.4)	2.8%
Provisions and Losses	(20.6)	(16.6)	(23.9)	43.6%	15.8%	(50.2)	(75.5)	50.5%
Other	(67.6)	(62.5)	(61.1)	-2.4%	-9.7%	(238.9)	(235.9)	-1.3%

EBITDA	(33.8)	34.0	10.3	-69.6%	N.A.	(142.3)	53.9	N.A.
EBITDA Margin	-8.1%	7.6%	2.1%	-5.4 p.p.	10.2 p.p.	-11.4%	3.1%	14.5 p.p.
Depreciation and Amortization	(90.4)	(96.1)	(100.2)	4.3%	10.8%	(335.0)	(386.0)	15.2%

EARNINGS BEFORE FINANCIAL RESULT	(124.2)	(62.1)	(89.8)	44.7%	-27.6%	(477.4)	(332.1)	-30.4%

Financial Result	(5.1)	17.0	15.8	-7.2%	N.A.	(34.4)	60.6	-276.2%
Financial Revenues	9.3	33.1	37.2	12.5%	299.2%	18.6	118.7	537.2%
Financial Expenses	(14.4)	(16.0)	(21.4)	33.4%	48.3%	(53.1)	(58.1)	9.5%

EARNINGS AFTER FINANCIAL RESULT	(129.3)	(45.0)	(74.0)	64.4%	-42.7%	(511.8)	(271.4)	-47.0%

Non-Operating Revenues (Expenses)	(0.0)	-	(3.8)	#DIV/0!	N.A.	(0.4)	(2.5)	N.A.

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUION TAXES	(129.3)	(45.0)	(77.8)	72.7%	-39.8%	(512.2)	(273.9)	-46.5%

Income and Social Contribution Taxes	43.4	15.2	26.4	73.3%	-39.2%	173.2	92.4	-46.7%

NET EARNINGS (LOSSES)	(85.8)	(29.8)	(51.4)	72.5%	-40.1%	(338.9)	(181.5)	-46.4%

Brasil Telecom S.A.	Page 3 of 24

OPERATING PERFORMANCE

WIRELINE

Network

Table 1: Operating Data

FIXED LINE PLANT	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,423.0	10,368.1	10,376.5	0.1%	-0.4%
Additional Lines Installed (Thousand)	(371.6)	(7.1)	8.4	N.A.	N.A.

Lines in Service - LIS (Thousand)	8,417.7	8,064.2	8,033.9	-0.4%	-4.6%
Residential	5,556.3	5,443.7	5,420.2	-0.4%	-2.5%
Non-Residential	1,282.4	1,224.4	1,228.2	0.3%	-4.2%
Public Telephones	277.9	282.0	281.8	-0.1%	1.4%
Hybrid Terminals	633.3	465.7	440.9	-5.3%	-30.4%
Other (Including PBX)	667.8	648.4	662.8	2.2%	-0.7%
Additional LIS (Thousand)	(205.6)	(65.2)	(30.3)	-53.6%	-85.3%

Active Lines (LIS - Blocked Lines)	8,138.6	7,862.1	7,846.1	-0.2%	-3.6%

Blocked Lines	279.0	202.1	187.8	-7.1%	-32.7%

Average LIS (Thousand)	8,520.4	8,096.8	8,049.1	-0.6%	-5.5%

LIS/100 Inhabitants	19.4	18.3	18.2	-0.4%	-6.0%
Public Telephones/1,000 Inhabitants	6.4	6.4	6.4	-0.1%	-0.2%
Public Phones/100 Lines Installed	2.7	2.7	2.7	-0.2%	1.9%

Utilization Rate	80.8%	77.8%	77.4%	-0.4 p.p.	-3.3 p.p.

Brasil Telecom S.A.	Page 4 of 24

In the 4Q07, Brasil Telecom had more than 3.5 million local wireline alternative plan lines, an increase of 24.3% over the 4Q06. At the close of the year, the share of local alternative plans came to 44.1% of the lines in service as a result of the strategy of approaching the market in an increasingly segmented manner.

Brasil Telecom consolidated its positioning focused on increasing wireline value. Promotions for new clients are concentrated in the “Full Bill” plan, which offers unlimited calls at night and on weekends. In this period, the Company also launched “Flat Fee” promotions offering unlimited local calls in locations with low traffic. These features have made the “Full Bill” plan the clients’ first choice, reaching over 1.6 million clients in the first year.

For the low-income segment, Brasil Telecom launched a new plan focused on expense control and a single package for fixed and mobile calls, “Total Control”. A pre-paid plan that offers clients three package choices: 50, 100 and 200 minutes.

The Company’s strategy to build customer loyalty and retain the base is based on the bundling of several products for high-value clients, such as “Brazil Total” packages, which include intelligent services, broadband and local fixed, national long-distance and mobile telephony.

In December 2007, Brasil Telecom complemented its portfolio with its “Tailor-made Bill” plan, which is specific for the corporate and government markets and allows clients to share contracted minutes with a number of wirelines, adjusting the plan to their needs in a simple and cost-saving manner.

Traffic

Table 2: Traffic

TRAFFIC	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months	12M06	12M07	Δ Year

Exceeding Local Pulses (Million)	2,113.6	377.6	-	-100.0%	-100.0%	8,774.7	3,028.3	-65.5%

Minutos Excedentes (Milhões)	-	2,106.8	2,631.4	24.9%	N.A.	-	5,352.2	N.A.

VC-1 (Million Minutes)	728.8	673.4	718.0	6.6%	-1.5%	2,895.3	2,781.5	-3.9%

Lond Distance Minutes (Million)	1,432.2	1,366.5	1,377.0	0.8%	-3.9%	5,691.8	5,563.6	-2.3%

Long Distance	1,154.3	1,070.1	1,059.8	-1.0%	-8.2%	4,646.6	4,319.5	-7.0%
VC-2	160.8	172.0	178.5	3.7%	11.0%	626.7	693.2	10.6%
VC-3	117.1	124.4	138.8	11.5%	18.5%	418.4	550.9	31.6%

Table 3: Traffic Indicators

INDICATORS - TRAFFIC	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months

Exceeding Pulses/Average LIS/Month	82.7	15.5	0.0	-100.0%	-100.0%
Exceeding Minutes/Average LIS/Month	-	86.7	109.0	25.6%	N.A.
DLD Minutes/Average LIS/Month	56.0	56.3	57.0	1.4%	1.8%
Fixed-Mobile Minutes/Average LIS/Month	39.4	39.9	42.9	7.4%	8.9%

The conversion of the charging system from pulses to minutes changed the traffic profile significantly as of the 3Q07. The conversion factors for the basic residential, non-residential and alternative plans averaged 1.7, 1.5 and 4.0 minutes, respectively.

Note that the ongoing increase in the adhesion to alternative plans reduces excess traffic as clients tend to choose plans that are in line with their usage profile.

VC-1 traffic totaled 718.0 million minutes in the 4Q07, 1.5% down on the 4Q06, due to the substitution of wireline by mobile telephony.

Long-distance traffic fell by 3.9% compared to the 4Q06. However, this drop was partially offset by the increase in the number of clients who joined alternative long-distance plans (48.2% up on the 4Q06, reaching 805.900 clients in December 2007) and also by the upturn in VC-2 and VC-3 traffic, due to special services.

Brasil Telecom S.A.	Page 5 of 24

In light of the migration of traffic from wireline to mobile lines, Brasil Telecom added specific plans geared towards mobile clients to its portfolio. The Company thus aims to encourage the increase of CSP 14 traffic generated by mobile users, including clients from other operators. Among the plans launched in the 4Q07, it is worth noting “14 in our Mobile”, which offers simplified tariffs, with discounts, and the “14 long-distance at local cost” promotion, which brings down VC2 and VC3 prices to VC1 levels.

PS: The LD traffic shares hereby presented refer to the traffic originated in Brasil Telecom’s wireline network in its area of concession (Region II of the PGO – General Concession Plan).

In the 4Q07, Brasil Telecom maintained its leadership position, recording an average market share of 84.9% in the intra-regional segment and 90.0% in the intra-sector segment. The company’s market share reached 64.0% in the inter-regional segment and increased by 1.2 p.p. in the international segment to 38.6% .

Brasil Telecom S.A.	Page 6 of 24

MOBILE TELEPHONY

Table 4: Operating Data

Key Operational Data	4Q06	1Q07	2Q07	3Q07	4Q07	Δ Quarter	Δ 12 Months
Clients (Thousand)	3,376.8	3,638.1	3,768.6	4,023.8	4,262.7	5.9%	26.2%
Post-Paid	993.8	967.0	890.2	856.8	855.8	-0.1%	-13.9%
Pre-Paid	2,383.0	2,671.1	2,878.3	3,167.0	3,406.9	7.6%	43.0%
Net Additions (Thousand)	325.8	261.3	130.5	255.3	238.9	-6.4%	-26.7%
Post-Paid	46.5	(26.9)	(76.7)	(33.4)	(1.1)	-96.8%	-102.3%
Pre-Paid	279.3	288.2	207.2	288.7	239.9	-16.9%	-14.1%
Gross Additions (Thousand)	555.8	447.2	623.5	642.7	837.2	30.3%	50.6%
Post-Paid	103.3	65.0	98.6	83.0	96.4	16.1%	-6.7%
Pre-Paid	452.5	382.2	524.9	559.7	740.8	32.4%	63.7%
Cancellations (Thousand)	230.0	185.9	493.0	387.4	598.3	54%	160%
Post-Paid	56.8	91.8	175.3	116.4	97.4	-16.3%	71.5%
Pre-Paid	173.2	94.1	317.7	271.1	500.9	84.8%	189.2%
Annualized Churn	28.6%	21.2%	53.3%	39.8%	57.8%	18.0 p.p.	29.1 p.p.
Post-Paid	23.4%	37.5%	75.5%	53.3%	45.5%	-7.8 p.p.	22.1 p.p.
Pre-Paid	30.9%	14.9%	45.8%	35.9%	61.0%	25.1 p.p.	30.1 p.p.
SAC (R$)	123.1	97.8	89.7	85.1	82.7	-2.8%	-32.8%
Market Share	12.1%	12.9%	12.9%	13.3%	13.2%	-0.1 p.p.	1.1 p.p.
Served Localities	819	830	830	841	873	3.8%	6.6%
% of Population Covered	87%	87%	87%	87%	87%	0.0 p.p.	0.0 p.p.
Base Stations	2,406	2,417	2,434	2,515	2,642	5.0%	9.8%
Switches	10	10	10	11	11	0.0%	10.0%
Employees	636	611	610	605	616	1.8%	-3.1%

Mobile telephony operations reached 4,262,700 users, or 238,900 net additions in the quarter. At the close of the 4Q07, BrT Móvel’s client base grew by 26.2% over the 4Q06, while the Brazilian market moved up by 21.1% in the same period.

The mobile client base comprised 855,800 post-paid subscribers (20.1% of BrT Móvel’s clients) and 3,406,900 prepaid subscribers.

Gross additions totaled 837,200, 50.6% up on the 4Q06. This result reflects the success of the plans and promotions offered by BrT Móvel and the increased point-of-sale capillarity in 2007.

In the 4Q07, the Company maintained promotions to encourage call reception, intra-network (on-net) traffic and usage in periods when the network is idle (“Free calls to other operators”, “Free calls at night”, “Free calls from public phones” and “Free calls on Sundays”). The difference in relation to previous quarters was the standardization of benefits. This allowed simpler communication in advertising campaigns, which also helped boost gross additions over the same period the year before.

Brasil Telecom S.A.	Page 7 of 24

BrT Móvel’s market share in Region II was 13.2% at the end of the quarter, 1.1 p.p. up on the 4Q06. BrT Móvel sustained its position as the third major operator in terms of market share in the Federal District and the states of GO, TO, MT, AC and RO.

According to Anatel, BrT Móvel’s post-paid market share in Region II stood at 13.5% in December.

At the end of the 4Q07, BrT Móvel covered 873 localities, accounting for 87% of the Region II population.

BrT Móvel has maintained its profitable growth strategy, cutting costs and adopting market practices. Its subscriber acquisition cost (SAC) stood at R$ 82.7, 32.8%, down on the 4Q06, confirming the strategy of focusing on base growth without hurting profitability.

Brasil Telecom S.A.	Page 8 of 24

DATA

In the 4Q07, Brasil Telecom added 44.600 ADSL users to its base, which totaled 1,567,800 at the close of the quarter, up by 19.0% over the 4Q06. ADSL (ADSL/LIS) penetration came to 19.5% in the 4Q07, versus 15.7% in the 4Q06. Moving on with the expansion of the broadband network, Brasil Telecom reached 80% of the municipalities with ADSL coverage, the highest percentage among large operators.

Another important front of innovation is the pursuit of alternative solutions for broadband access in places difficult to serve through physical means. The Brasil Telecom group is thus testing Wi-Max technology, in pre-commercial phase, in the cities of Curitiba and Porto Alegre (Wi-Max – Worldwide Interoperability for Microwave Access – Wireless broadband access with international interoperability standard).

Brasil Telecom also maintains a partnership with Sky and in 2007, in order to reinforce the mobile Internet access portfolio, it launched a new offer for clients who use laptops. With 4 options of flexible and converging packages, Brasil Telecom integrates wireline, mobile phone, broadband, long-distance products into the same solution.

Brasil Telecom S.A.	Page 9 of 24

Internet Service Providers

Internet Group, Brasil Telecom’s Internet unit comprising the activities of iG, iBest and BrTurbo, is Brazil’s second largest broadband provider, with 1.4 million clients. Including value-added service clients, paying clients total 2.1 million. Internet Group also has 4 million dial-up clients and is the 3rd largest national portal in terms of audience, with more than 11.2 million residential unique visitors every month (source: IBOPE – Dec/07).

Internet Group reached 1.4 million broadband clients at the close of 4Q07, 0.8% up on the 3Q07 and 26.3% up on the 4Q06. Considering iG and BrTurbo subscribers, the group maintained its market leadership in Region II.

In addition to broadband users, Internet Group value-added service paying clients grew by 11.8% over the 3Q07 and 129.4% over the same period the year before, reaching 0.7 million clients at the close of the year. This upturn was led mainly by products geared at residential clients. The main highlights were: Educa, a content product focused on family education, with university entrance exame tips and online tutor,; Resolve, a 24/7 telephone technical support,; and Protege, an online anti-virus for PCs,.

iG and iBest also have 4 million dial-up clients. The traffic in minutes came to 9.7 billion in the 4Q07. The Internet Group maintained its position as market leader in Region II with 2.5 billion minutes in the same period.

Brasil Telecom S.A.	Page 10 of 24

ECONOMIC-FINANCIAL PERFORMANCE

REVENUE

Table 5: Consolidated Operating Gross Revenue

R$ Million	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months	12M06	12M07	Δ Year

GROSS REVENUES	4,001.9	3,997.3	4,130.2	3.3%	3.2%	15,111.3	15,997.4	5.9%

FIXED TELEPHONY	2,892.7	2,752.7	2,852.0	3.6%	-1.4%	11,421.3	11,204.4	-1.9%

Local Service	1,722.5	1,624.5	1,659.3	2.1%	-3.7%	6,929.0	6,566.3	-5.2%

Subscription	881.4	895.4	909.1	1.5%	3.2%	3,517.4	3,541.4	0.7%
Activation	7.9	2.9	3.2	10.4%	-59.7%	27.4	16.4	-40.4%
Local Traffic	332.1	263.1	254.7	-3.2%	-23.3%	1,374.0	1,101.4	-19.8%
VC-1	490.5	456.9	487.5	6.7%	-0.6%	1,963.5	1,876.1	-4.4%
Lease of Facilities	0.5	0.3	0.3	-1.3%	-44.8%	1.7	1.2	-31.2%
Other	10.2	5.9	4.4	-25.1%	-56.5%	45.0	29.8	-33.8%

Public Telephony	138.4	138.8	137.8	-0.7%	-0.5%	540.6	546.0	1.0%

Long Distance Service	721.5	720.0	743.5	3.3%	3.1%	2,770.1	2,947.5	6.4%

Intra-Sector	215.8	219.3	218.0	-0.6%	1.0%	878.9	863.5	-1.8%
Intra-Region	72.4	66.0	63.7	-3.5%	-12.1%	302.4	264.2	-12.6%
Inter-Region	64.1	60.6	58.6	-3.2%	-8.5%	260.4	241.1	-7.4%
International	11.3	9.9	11.0	11.5%	-2.8%	45.3	43.9	-3.1%
VC-2	193.9	196.0	199.1	1.6%	2.7%	713.1	788.5	10.6%
Fixed Origin	74.6	72.1	75.7	5.0%	1.6%	283.8	292.3	3.0%
Mobile Origin	119.3	123.9	123.4	-0.4%	3.4%	429.3	496.1	15.6%
VC-3	164.1	168.3	193.2	14.8%	17.8%	570.0	746.3	30.9%
Fixed Origin	78.4	77.1	95.6	23.9%	22.0%	244.4	365.6	49.6%
Mobile Origin	85.7	91.1	97.6	7.1%	13.9%	325.5	380.7	16.9%
Interconnection	113.9	82.5	107.8	30.6%	-5.4%	442.1	357.7	-19.1%

Fixed-Fixed	74.9	56.7	75.0	32.1%	0.1%	298.2	243.2	-18.4%
Mobile-Fixed	39.0	25.8	32.8	27.3%	-15.8%	143.9	114.4	-20.5%

Lease of Means	81.5	86.6	95.5	10.3%	17.2%	328.4	357.9	9.0%

Supplementary and Value Added Services	103.0	92.4	99.3	7.4%	-3.6%	367.6	394.0	7.2%

Other	11.8	7.8	8.8	12.3%	-25.8%	43.5	35.2	-19.1%

MOBILE TELEPHONY	486.8	539.6	542.9	0.6%	11.5%	1,426.3	2,023.7	41.9%

Services	390.4	478.8	468.1	-2.2%	19.9%	1,140.1	1,753.2	53.8%
Subscription	104.5	114.3	104.2	-8.9%	-0.3%	305.4	433.6	42.0%
Utilization	119.2	157.9	151.5	-4.0%	27.1%	388.2	547.1	40.9%
Additional for Calls Received	1.2	2.1	1.8	-13.2%	49.4%	5.7	6.8	20.3%
Roaming	3.9	4.5	2.7	-40.8%	-32.5%	13.3	16.1	20.7%
Interconnection	127.4	163.9	171.7	4.7%	34.8%	300.1	624.7	108.2%
Other Services	7.1	6.5	4.9	-24.0%	-30.3%	24.4	20.6	-15.4%
Data Communications	27.2	29.6	31.4	5.8%	15.4%	103.0	104.4	1.4%
Merchandise Sales (Handsets and Accessories)	96.4	60.8	74.8	23.1%	-22.4%	286.2	270.5	-5.5%

DATA COMMUNICATIONS	622.5	704.9	735.3	4.3%	18.1%	2,263.8	2,769.2	22.3%

Deductions	(1,260.9)	(1,249.0)	(1,254.1)	0.4%	-0.5%	(4,814.7)	(4,938.8)	2.6%
% of Gross Revenue	31.5%	31.2%	30.4%	-0.9 p.p.	-1.1 p.p.	31.9%	30.9%	0.0 p.p.

NET REVENUES	2,741.0	2,748.3	2,876.1	4.7%	4.9%	10,296.7	11,058.5	7.4%

Net Service Revenues	2,673.0	2,709.7	2,822.8	4.2%	5.6%	10,102.7	10,886.9	7.8%
Net Handsets Revenues	68.0	38.6	53.3	37.9%	-21.7%	194.0	171.6	-11.5%

Brasil Telecom’s gross revenue reached R$4,130.2 million in the 4Q07, 3.2% higher than in the 4Q06. The increased participation of data communication and mobile telephony services underlines the success of the company’s revenue diversification strategy.

Brasil Telecom S.A.	Page 11 of 24

Local service gross revenue totaled R$1,659.3million in the 4Q07, 3.7% down on the 4Q06. The quarter’s highlights were: the 3.2% increase in gross revenue from subscription fees due to the migration of clients to alternative plans and tariff increases of 2.14% for local services and 3.29% for VCs. The increase in subscription revenue was offset by the decline of 23.3% in the gross revenue from local traffic and 0.6% in the gross revenue from VC-1 calls.

Gross revenue from public telephony stood at R$137.8 million, in line with the 4Q06.

Gross revenue from long-distance services came to R$743.5 million, 3.1% up on the 4Q06, chiefly fueled by the increase in VC-2, VC-3 traffic and the tariff increase of 2.14% in long-distance services and 3.29% in VCs.

Interconnection revenue amounted to R$107.8 million, 5.4% down on the R$ 113.9 recorded in the 4Q06 chiefly due to lower traffic and the 20% reduction in TU-RL as of January 1, 2007.

Wireline ARPU (excluding data communications) reached R$ 82.2, 6.1% up on the 4Q06, reflecting the company’s strategy of curbing the decline in wireline revenue. Including data communications, ARPU stood at R$ 103.4, 9.8% higher than in the 4Q06, thanks to growing ADSL user penetration.

Gross revenue from data communications and other services totaled R$ 735.3 million, 18.1% up on the 4Q06 chiefly due to the increase of 19.0% in the ADSL client base.

ADSL ARPU amounted to R$ 72.1, 0.8% up on the R$ 71.5 recorded in the 4Q06.

Consolidated mobile telephony gross revenue moved up 19.9% year-on-year due to the expansion of the client base and the launch of new service plans.

Consolidated mobile telephony gross revenue stood at R$ 542.9 million, R$ 468.1 million of which from services and R$74.8 million from the sale of handsets and accessories.

Brasil Telecom S.A.	Page 12 of 24

Mobile telephony ARPU amounted to R$ 34.6 : post-paid user ARPU came to R$55.8 and prepaid user ARPU stood at R$29.1.

Brasil Telecom’s consolidated net revenue totaled R$ 2,876.1 million, 4.9% higher than the R$ 2,741.0 million recorded in the 4Q06.

COSTS AND EXPENSES

Table 6: Consolidated Operating Costs and Expenses

R$ Million	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months	12M06	12M07	Δ Year

GROSS REVENUES	4,001.9	3,997.3	4,130.2	3.3%	3.2%	15,111.3	15,997.4	5.9%

Deductions	(1,260.9)	(1,249.0)	(1,254.1)	0.4%	-0.5%	(4,814.7)	(4,938.8)	2.6%
NET REVENUES	2,741.0	2,748.3	2,876.1	4.7%	4.9%	10,296.7	11,058.5	7.4%

Costs	(1,729.0)	(1,542.3)	(1,627.7)	5.5%	-5.9%	(6,466.5)	(6,384.1)	-1.3%

Personnel	(41.9)	(41.7)	(60.8)	46.1%	45.1%	(193.0)	(184.4)	-4.4%
Materials	(114.2)	(75.2)	(91.1)	21.2%	-20.2%	(367.1)	(325.4)	-11.4%
Subcontracted Services	(812.0)	(789.1)	(846.5)	7.3%	4.3%	(3,025.9)	(3,252.9)	7.5%
Interconnection	(573.8)	(558.0)	(613.9)	10.0%	7.0%	(2,114.9)	(2,318.9)	9.6%
Other	(238.2)	(231.1)	(232.7)	0.7%	-2.3%	(911.1)	(934.0)	2.5%
Depreciation and Amortization	(612.6)	(493.9)	(476.8)	-3.5%	-22.2%	(2,306.6)	(2,033.8)	-11.8%
Other	(148.2)	(142.5)	(152.4)	7.0%	2.8%	(573.8)	(587.5)	2.4%

GROSS PROFIT	1,012.1	1,205.9	1,248.4	3.5%	23.4%	3,830.2	4,674.5	22.0%

Sales Expenses	(285.2)	(284.9)	(303.6)	6.6%	6.5%	(1,086.3)	(1,137.4)	4.7%

Personnel	(63.3)	(63.6)	(64.9)	2.0%	2.4%	(258.0)	(250.2)	-3.0%
Materials	(3.7)	(16.7)	(15.9)	-5.0%	329.6%	(23.8)	(50.8)	113.3%
Subcontracted Services	(202.1)	(181.0)	(199.7)	10.4%	-1.2%	(747.2)	(735.6)	-1.6%
Advertising and Marketing	(47.3)	(39.3)	(64.8)	64.8%	36.9%	(149.1)	(164.4)	10.3%
Other	(154.7)	(141.7)	(135.0)	-4.8%	-12.8%	(598.1)	(571.2)	-4.5%
Depreciation and Amortization	(4.1)	(4.8)	(4.8)	1.3%	16.4%	(16.5)	(19.1)	15.6%
Other	(12.0)	(18.9)	(18.3)	-2.9%	53.2%	(40.8)	(81.8)	100.3%

General and Administrative Expenses	(210.2)	(199.9)	(226.7)	13.4%	7.9%	(821.5)	(829.1)	0.9%

Personnel	(42.3)	(47.1)	(48.6)	3.2%	14.8%	(183.8)	(185.2)	0.7%
Materials	(4.8)	(0.6)	(1.1)	96.3%	-77.0%	(20.0)	(2.8)	-85.8%
Subcontracted Services	(154.4)	(144.0)	(168.3)	16.9%	9.0%	(583.3)	(607.6)	4.2%
Depreciation and Amortization	(6.0)	(5.5)	(6.2)	11.5%	2.4%	(24.0)	(24.2)	1.1%
Other	(2.7)	(2.7)	(2.7)	-3.3%	-3.2%	(10.4)	(9.3)	-10.9%

Information Technology	(127.2)	(130.6)	(136.2)	4.3%	7.1%	(492.7)	(510.8)	3.7%

Personnel	(6.8)	(5.9)	(6.6)	12.0%	-4.1%	(27.2)	(24.4)	-10.3%
Materials	(0.2)	(0.4)	(0.2)	-42.2%	12.9%	(1.1)	(1.3)	11.3%
Subcontracted Services	(35.1)	(39.7)	(45.4)	14.3%	29.4%	(133.0)	(149.3)	12.3%
Depreciation and Amortization	(77.2)	(75.7)	(74.6)	-1.4%	-3.4%	(301.0)	(302.9)	0.6%
Other	(7.8)	(8.9)	(9.4)	5.4%	19.7%	(30.4)	(33.0)	8.7%

Provisions and Losses	(248.5)	(210.8)	(297.2)	40.9%	19.6%	(871.5)	(997.7)	14.5%

Doubtful Accounts	(95.8)	(56.0)	(83.8)	49.6%	-12.5%	(384.3)	(348.0)	-9.5%
Contingencies	(152.7)	(154.8)	(213.3)	37.8%	39.7%	(487.2)	(649.7)	33.4%

Other Operating Revenues (Exp.)	92.2	(11.5)	38.8	N.A.	-57.9%	225.0	149.9	-33.4%

Goodwill Amortization	(17.4)	(26.5)	(22.0)	-17.0%	26.4%	(73.8)	(84.9)	15.0%
Other	109.6	15.0	60.8	304.2%	-44.5%	298.8	234.8	-21.4%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	233.1	368.2	323.5	-12.2%	38.8%	783.3	1,349.3	72.3%

R$ Million	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months	12M06	12M07	Δ Year
OPERATING COSTS AND EXPENSES	(2,508.0)	(2,380.0)	(2,552.6)	7.3%	1.8%	(9,513.4)	(9,709.3)	2.1%

Personnel	(154.4)	(158.1)	(180.8)	14.3%	17.1%	(662.0)	(644.3)	-2.7%
Materials	(122.9)	(92.9)	(108.3)	16.6%	-11.8%	(412.0)	(380.2)	-7.7%
Subcontracted Services	(582.5)	(556.5)	(581.3)	4.5%	-0.2%	(2,225.5)	(2,262.1)	1.6%
Interconnection	(573.8)	(558.0)	(613.9)	10.0%	7.0%	(2,114.9)	(2,318.9)	9.6%
Advertising and Marketing	(47.3)	(39.3)	(64.8)	64.8%	36.9%	(149.1)	(164.4)	10.3%
Provisions and Losses	(248.5)	(210.8)	(297.2)	40.9%	19.6%	(871.5)	(997.7)	14.5%
Other	(61.2)	(158.0)	(122.0)	-22.8%	99.4%	(356.6)	(476.8)	33.7%
Depreciation and Amortization	(717.4)	(606.4)	(584.4)	-3.6%	-18.5%	(2,721.8)	(2,465.0)	-9.4%

Brasil Telecom S.A.	Page 13 of 24

Operating costs and expenses stood at R$ 2,552.6 million, 1.8% up on the R$ 2,508.0 million recorded in the 4Q06.

Personnel costs and expenses came to R$180.8 million, 17.1% up on the 4Q06. This increase was chiefly due to the internalization of the call center in the 4Q07. At the end of the quarter, the BrT group had 16,769 employees, 5,287 of which in the wireline, data and Internet provider segments, 616 in BrT Móvel and 10,866 in the call center.

Brasil Telecom has call centers installed in the cities of Florianópolis (SC), Campo Grande (MS), Curitiba (PR) and Goiânia (GO), with a total capacity of 5,400 workstations, offering different customer care channels to its clients.

Table 7: Personnel

EMPLOYEES	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months

# of Employees - Call Center	-	-	10,866	N.A.	N.A.
# of Employees - Fixed Telephony	5,199	5,280	5,287	0.1%	1.7%
# of Employees - Mobile Telephony	636	605	616	1.8%	-3.1%

Third-party costs and expenses, excluding interconnection, advertising and marketing, totaled R$ 581.3 million, in line with the 4Q06. In 2007 the expenses were R$2,262.1 million, 1.6% higher than 2006, out of which R$250.7 million were related to call center expenses.

The ratio between losses on accounts receivable and gross revenue reached 2.0%, totaling R$83.8 million, 0.4 p.p. down on the 2.4% recorded in the 4Q06. Losses on accounts receivable declined as a result of the improved phone collection performance.

Brasil Telecom S.A.	Page 14 of 24

Table 8: Consolidated Accounts Receivable

	4Q06	1Q07	2Q07	3Q07	4Q07
Total (R$ Million)	2,485.3	2,522.7	2,534.0	2,627.7	2,565.1

Due	65.7%	62.9%	64.0%	66.2%	65.6%
Overdue (up to 30 days)	16.7%	16.3%	15.6%	15.4%	15.2%
Overdue (between 31-60 days)	5.0%	5.9%	4.8%	4.5%	4.9%
Overdue (between 61-90 days)	3.1%	3.9%	3.1%	2.9%	3.4%
Overdue (more than 90 days)	9.5%	11.0%	12.5%	11.0%	10.9%

Provisions for contingencies stood at R$ 213.3 million, R$ 60.6 million up on the 4Q06, chiefly due to the reassessment of tax, civil and labor contingencies.

Material costs and expenses came to R$108.3 million, down by 11.8% on the 4Q06, due to the reduction in handset costs.

Depreciation and amortization costs totaled R$ 584.4 million, 18.5% down on the 4Q06 due to fully depreciated items.

Other operating costs and expenses stood at R$ 122.0 million¸ 99.4% higher than in the 4Q06. This increase was driven by non-recurring items in the 4Q07, as demonstrated below:

Table 9: EBITDA Margin of Services

R$ Million	4Q07
EBITDA	907.9

NON RECURRING ITENS	(77.8)
Contingencies	(50.0)
Deals with Operators	(23.0)
Penalty of Call Center Rescision	(14.8)
Adjustments of Pension Funds	7.0
Others	3.0

RECURRING EBITDA	985.7

Brasil Telecom S.A.	Page 15 of 24

EBITDA

Recurring EBITDA in the 4Q07 amounted to R$985.7 million, 18.5% higher than in the 4Q06. Brasil Telecom’s consolidated quarterly EBITDA totaled R$ 907.9 million, accompanied by a consolidated EBITDA margin of 31.6% , versus R$ 950.5 million and 34.7%, respectively, in the 4Q06.

Brasil Telecom Móvel’s quarterly EBITDA stood at R$ 10.3 million, representing a reversion in relation to the previous year. It was accompanied by an EBITDA margin of 2.1% .

FINANCIAL RESULT

Table 10: Consolidated Financial Income

R$ Million	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months	12M06	12M07	Δ Year

Financial Revenue	248.2	100.5	132.8	32.2%	-46.5%	582.9	435.9	-25.2%
Local Currency	246.4	94.4	136.8	44.9%	-44.5%	574.1	431.6	-24.8%
Foreign Currency	1.7	6.1	(4.0)	-165.6%	-327.6%	8.8	4.3	-50.8%
Financial Expenses	(208.6)	(161.7)	(172.9)	6.9%	-17.1%	(872.5)	(699.0)	-19.9%
Local Currency	(176.8)	(139.7)	(153.5)	9.8%	-13.2%	(721.2)	(616.3)	-14.5%
Foreign Currency	(31.7)	(21.9)	(19.4)	-11.4%	-38.8%	(151.4)	(82.8)	-45.3%
Interest on Own Capital	(103.9)	-	(105.4)	N.A.	N.A.	(348.9)	(350.4)	0.4%

Financial Result	(64.3)	(61.2)	(145.5)	137.7%	126.3%	(638.6)	(613.5)	-3.9%

Brasil Telecom’s financial result was an expense of R$ 145.5 million, versus an expense of R$ 64.3 million in the 4Q06. Excluding the effect of interest on equity, both in the 4Q06 and the 4Q07, the financial result recorded a negative variation of R$79.7 million chiefly due to lower financial revenue in local currency.

NON-OPERATING RESULT

The R$66.2 million reduction in non-operating results from the 4Q06 to the 4Q07 refers basically to the increase in expenses of R$36.5 million from the write-off of non-operating assets and of R$26.6 million with tax benefits.

NET INCOME

Brasil Telecom recorded 4Q07 net income of R$ 211.4 million, equivalent to R$ 0.3863 per share. Net earnings per ADR stood at US$ 1.9317. In the 4Q06, net income stood at R$ 254.6 million, equivalent to R$ 0.4652 per 1,000 shares or US$ 1.0879 per ADR.

INTEREST ON EQUITY AND DIVIDENDS

At the end of the fiscal year 2007, the credit of interest on equity, net of income tax withheld at source, shall be added to dividends and will be subject to approval at the Ordinary General Shareholders’ Meeting.

Brasil Telecom S.A.	Page 16 of 24

Table 11: Interest on Equity

R$ Million	2006	2007
Interest on Equity - Credit	348,900	350,400
Income Tax Withheld at Source	(52,335)	(52,560)
Net Interest on Equity	296,565	297,840
Dividend Provision, Complementing Interest on Equity	61,872	407,023
Total Shareholder Remuneration	358,437	704,863
Common Shares	163,474	321,470
Preferred Shares	194,963	383,393

Total Remuneration per Share (In Real)*	2006**	2007
Common	0.654952	1.287957
Preferred	0.654952	1.287957
Total Shares	0.654952	1.287957

* The calculation of dividends/interest on equity per share considers the existing shares in circulation on the day of the balance sheet closing.
** Per thousand shares.

In 2007 and 2006 shareholder compensation was higher than the mandatory dividends and also higher than priority dividends and dividends for common shares, calculated in equal conditions.

INDEBTEDNESS

Table 12: Indebtedness

Debt (R$ Million)	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months

Short Term	1,109.6	654.4	496.8	-24.1%	-55.2%
In R$	811.1	412.8	255.0	-38.2%	-68.6%
In US$	29.4	13.7	23.2	68.7%	-21.4%
In Yen	80.1	69.6	70.9	1.9%	-11.4%
In Currency Basket	72.6	37.8	28.7	-24.0%	-60.4%
Hedge Adjustment	116.4	120.5	119.0	-1.3%	2.2%
Long Term	4,265.6	3,354.4	3,886.6	15.9%	-8.9%
In R$	3,117.5	2,453.0	2,998.7	22.2%	-3.8%
In US$	458.9	386.0	371.8	-3.7%	-19.0%
In Yen	271.7	173.0	171.0	-1.1%	-37.1%
In Currency Basket	113.3	75.7	66.0	-12.8%	-41.7%
Hedge Adjustment	304.2	266.7	279.1	4.7%	-8.3%
Total Debt	5,375.2	4,008.8	4,383.4	9.3%	-18.5%
(-) Cash	2,541.6	1,604.1	2,377.0	48.2%	-6.5%
(-) Temporary Investments	89.4	205.2	-	-100.0%	-100.0%
(-) Governament Title	-	-	53.6	N.A.	N.A.
Net Debt	2,744.2	2,199.5	1,952.8	-11.2%	-28.8%

At the end of 2007, Brasil Telecom’s consolidated gross debt totaled R$ 4,383.4 million, 18.5% lower than in the same period the year before chiefly due to the amortization of debentures in the amount of R$ 500 million in April 2007 and the appreciation of the Brazilian Real, which reduced the debt denominated in foreign currency. In December, 88.7% of total debt was long-term.

Brasil Telecom S.A.	Page 17 of 24

Consolidated net debt came to R$ 1,952.8 million, 28.8% down on December 2006.

At the end of 2007, the debt linked to the exchange rate variation, excluding hedge adjustments, totaled R$ 731.6 million, R$ 395.0 million in US Dollars, R$ 94.7 million in currency basket and R$ 241.9 million in Japanese Yen. On December 31, 2007, 80.6% of the debt linked to the exchange rate variation was hedged, leading to a total exposure of only 73.6% .

Table 13: Indebtedness

Description	Currency	Annual Cost	Maturity		R$ Million		Long Term %

				Total	Short Term	Long Term

Foreign Currency

Financial Institutions I	US$	Lib6+0.5%	jul/08 - jul/13	25.8	9.0	16.9	65.2%
Bonds - US$200 MM	US$	9.38%	Feb-14	368.3	14.0	354.3	96.2%
Financial Institutions II	Yen	Jibor6 + 1.92%	Mar-11	241.4	70.6	170.8	70.8%
Financial Institutions III	Yen	3.36%	Feb-09	0.5	0.4	0.2	32.8%
Suppliers I	US$	1.75%	Feb-14	0.9	0.1	0.7	84.0%

Foreign Currency Total				636.9	94.1	542.8	85.2%

Local Currency

BRB - Fixed Line	R$	2.43%	Dec-33	6.3	0.1	6.1	97.7%

BRB - GSM	R$	2.43%	Dec-33	20.3	0.5	19.8	97.7%
BNDES	UMBNDES	5.50%	Apr-11	94.7	28.7	66.0	69.7%
Public Debenture 4th Emission	R$	104% of the CDI	Jun-13	1,089.0	9.0	1,080.0	99.2%
FCO I	R$	10.94%	Jan-08	0.4	0.4	-	0.0%
FCO II	R$	11.50%	Apr-11	25.5	8.0	17.5	68.7%
BNDES	R$	TJLP + 5,5%	Feb-11	691.8	220.5	471.4	68.1%
BNDES	R$	TJLP + 2,3%	May-14	30.4	0.3	30.1	99.0%
BNDES	R$	TJLP + 4,3%	May-14	1,389.9	16.3	1,373.7	98.8%

Local Currency Total				3,348.4	283.7	3,064.7	91.5%

Total Debt before Hedge Adjustments				3,985.3	377.8	3,607.5	90.5%

Hedge Adjustments				398.1	119.0	279.1	70.1%

TOTAL DEBT				4,383.3	496.8	3,886.6	88.7%

Brasil Telecom S.A.	Page 18 of 24

Table 14: Long Term Debt Amortization Schedule

Maturity	% Long Term Debt

2009	15.7%
2010	18.5%
2011	20.0%
2012	16.5%
2013	16.5%
2014	12.1%
> 2015	0.7%

CAPEX

Table 15: Investments Breakdown

R$ Million	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months	12M06	12M07	Δ Year

Network Expansion	101.9	82.2	141.0	71.5%	38.4%	348.5	355.5	2.0%
Conventional Telephony	(2.6)	0.0	1.1	N.A.	N.A.	15.1	3.1	-79.7%
Transmission Backbone	16.1	12.2	32.7	168.8%	103.4%	42.4	73.6	73.6%
Data Network	77.3	59.0	85.7	45.3%	10.8%	275.0	240.2	-12.6%
Intelligent Network	2.4	7.7	6.5	-14.6%	169.9%	3.9	16.5	325.0%
Network Management Systems	8.0	2.8	9.4	232.5%	17.5%	9.5	16.8	76.6%
Other Investments for Network Expansion	0.6	0.5	5.5	930.0%	818.4%	2.6	5.3	101.5%
Network Operation	76.4	55.1	66.5	20.7%	-12.9%	240.6	224.5	-6.7%
Public Telephony	1.4	1.4	(1.0)	N.A.	N.A.	9.3	1.8	-80.3%
Information Technology	50.7	13.7	74.9	447.8%	47.6%	97.0	127.0	30.9%
Expansion Personnel	22.0	20.1	21.1	5.4%	-3.9%	88.1	79.7	-9.5%
Others	117.3	70.1	153.7	119.1%	31.0%	385.8	309.7	-19.7%
Expansion Financial Expenses	0.2	9.1	6.2	-31.6%	2527.1%	0.2	21.7	N.A.

TOTAL - FIXED LINE TELEPHONY	369.9	251.7	462.5	83.7%	25.0%	1,169.5	1,120.0	-4.2%

TOTAL - MOBILE TELEPHONY	107.1	82.9	146.4	76.6%	36.7%	281.5	278.8	-1.0%

TOTAL INVESTMENT	477.0	334.6	608.8	82.0%	27.6%	1,451.0	1,398.8	-3.6%

CASH FLOW CONCILIATION	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months	12M06	12M07	Δ Year

Variation of Economic and Financial	(212.9)	(87.0)	(244.0)	180.5%	14.6%	53.9	(81.0)	N.A.
Investment

INVESTMENT CASH FLOW	264.1	247.6	364.8	47.4%	38.2%	1,504.9	1,317.8	-12.4%

CAPEX totaled R$ 608.8 million in the 4Q07, R$462.5 million of which were invested in wireline, including voice, data and IT, as well as regulatory issues and R$ 146.4 million in mobile telephony. CAPEX increased by 27.6% over the 4Q06 chiefly due to investments in the mobile telephony and data communication network.

CAPEX totaled R$1,398.8 million in 2007, 3.6% lower than the previous year. This reduction was stronger in the wireline business (-4.2%), which includes data, voice, information technology and regulatory.

Brasil Telecom S.A.	Page 19 of 24

Stock Market

At the end of the 4Q07, Brasil Telecom Participações’s market capitalization, calculated by weighing the price of common and preferred shares, totaled R$13,444.7 million, up by 30.7% on the R$ 10,289.5 million recorded at the end of December 2006. In the same period, the Ibovespa and the Itel moved up by 43.6% and 16.1%, respectively.

In the quarter, preferred (BRTO4) shares rose by 6.5%, while common (BRTO3) shares fell by 4.8% . In the same period, Itel declined by 6.5% . In the last twelve months, preferred shares (BRTO4) rose by 68.2% and common shares (BRTO3) moved up by 12.3% .

Brasil Telecom ADR (BTM) moved up by 5.4% in the 4Q07, while the Dow Jones index depreciated 4.5% in the same period. In the last 12 months and the last 24 months, Brasil Telecom ADR (BTM) outperformed Dow Jones by 73.3 p.p. and 78.4 p.p., respectively.

Table 16: Stock Market Performance

	Closing Price as of		Performance
	12/31/2007	In 4Q07	In 12 Months	In 24 Months
Common Shares (BRTO3) (in R$/shares)	31.10	-4.8%	12.3%	78.7%
Preferred Shares (BRTO4) (in R$/shares)	18.25	6.5%	68.2%	83.4%
ADR (BTM) (in US$/ADR)	53.99	5.4%	79.7%	102.2%
IBOVESPA (points)	63,886	5.7%	43.6%	91.0%
ITEL (points)	1,223	-6.5%	16.1%	28.5%
IGC (points)	6,801	-2.4%	31.5%	85.9%
Dow Jones (points)	13,265	-4.5%	6.4%	23.8%
Market Capitalization (Million)	13,444.7	-0.3%	30.7%	80.7%

Table 17: Theoretical Portfolio Weighting – Jan / April

	Ibovespa	Itel	IGC
BRTO3	-	-	0.008%
BRTO4	0.843%	9.610%	0.334%

Brasil Telecom S.A.	Page 20 of 24

OWNERSHIP BREAKDOWN

Table 18: Shareholding Structure

Dec/07	Common Shares	%	Preferred Shares	%	Total Shares	%
Brasil Telecom Participações	247,317,180	99.1%	120,911,021	38.8%	368,228,201	65.6%
ADR Free Float	-	0.0%	29,622,297	9.5%	29,622,297	5.3%
Treasury	-	0.0%	13,678,100	4.4%	13,678,100	2.4%
Free Float at Bovespa	2,279,869	0.9%	147,141,822	47.3%	149,421,691	26.6%

Total	249,597,049	100.0%	311,353,240	100.0%	560,950,289	100.0%

Sep/07	Common Shares	%	Preferred Shares	%	Total Shares	%
Brasil Telecom Participações	247,317,180	99.1%	120,911,021	38.8%	368,228,201	65.6%
ADR Free Float	-	0.0%	24,254,040	7.8%	24,254,040	4.3%
Treasury	-	0.0%	13,678,100	4.4%	13,678,100	2.4%
Free Float at Bovespa	2,279,869	0.9%	152,510,079	49.0%	154,789,948	27.6%

Total	249,597,049	100.0%	311,353,240	100.0%	560,950,289	100.0%

UPCOMING EVENTS

Portuguese Conference Call and Webcast: 4Q07 Results
Connection number: (11) 2188-0188
Access Code: Brasil Telecom
Link: http://www.brasiltelecom.com.br/ri
Date: January 30, 2008
Time: 10.00 a.m. (Brasília)

English Conference Call and Webcast: 4Q07 Results
Connection number: (+1 973) 935-8893
Access Code: 31037590
Link: http://www.brasiltelecom.com.br/ir
Date: January 30, 2008
Time: 12.00 p.m. (Brasília)

Brasil Telecom S.A.	Page 21 of 24

Table 19: Consolidated Balance Sheet

R$ Million	Dec/06	Sep/07	Dec/07
CURRENT ASSETS	6,014.8	5,561.8	5,950.5

Cash, Bank Accounts and High-liquid Investments	2,541.6	1,604.1	2,377.0
Temporary Investments	89.4	205.2	-
Governament Title	-	-	53.6
Accounts Receivables (Net)	2,127.7	2,257.6	2,189.7
Deferred and Recoverable Taxes	901.2	985.1	790.8
Other Recoverable Amounts	223.6	394.6	453.1
Inventory	64.2	38.5	32.7
Contractual Retentions	-	-	-
Other	67.2	76.6	53.6

LONG TERM ASSETS	1,842.5	2,344.6	2,620.3

Loans and Financing	2.9	6.4	6.2
Deferred and Recoverable Taxes	1,369.5	1,400.6	1,452.0
Other	470.2	937.6	1,162.1

PERMANENT ASSETS	8,140.5	7,040.4	7,005.0

Investment (Net)	303.4	242.8	181.1
Property, Plant and Equipment (Net)	6,535.2	5,636.4	5,663.4
Property, Plant and Equipment (Gross)	26,000.0	26,473.7	26,922.1
Accumulated Depreciation	(19,464.7)	(20,837.3)	(21,258.7)
Intangible (Net)*	1,163.4	1,053.8	1,049.6
Property, Plant and Equipment (Gross)	2,340.0	2,501.5	2,561.2
Accumulated Depreciation	(1,176.7)	(1,447.7)	(1,511.7)
Deferred Assets (Net)	138.5	107.5	111.0

TOTAL ASSETS	15,997.8	14,946.8	15,575.7

CURRENT LIABILITIES	4,616.4	4,029.9	4,377.5

Loans and Financing	1,109.6	654.4	496.8
Suppliers	1,474.7	1,353.5	1,482.6
Taxes and Contributions	893.1	1,093.8	832.2
Dividends Payable	412.9	268.4	764.8
Provisions	218.8	187.2	298.9
Salaries and Benefits	154.9	167.2	171.7
Consignment for Third Parties	104.2	105.8	131.9
Authorization for Services Exploration	135.8	74.9	78.8
Other	112.5	124.4	119.8

LONG TERM LIABILITIES	5,840.7	5,030.6	5,613.9

Loans and Financing	4,265.6	3,354.4	3,886.6
Provisions	1,158.9	1,216.5	1,281.5
Taxes and Contributions	108.3	123.4	162.7
Authorization for Services Exploration	219.5	231.1	174.6
Other	88.3	105.1	108.4

DEFERRED INCOME	-	-	-

MINORITY INTEREST	12.4	9.4	8.5

SHAREHOLDERS' EQUITY	5,528.3	5,876.9	5,575.9

Capital Stock	3,470.8	3,470.8	3,470.8
Capital Reserves	1,482.6	1,482.6	1,482.6
Profit Reserves	309.3	309.3	349.2
Retained Earnings	420.3	768.9	428.1
Treasury Shares	(154.7)	(154.7)	(154.7)

TOTAL LIABILITIES	15,997.8	14,946.8	15,575.7

Brasil Telecom S.A.	Page 22 of 24

Table 20: Consolidated Cash Flow

R$ Million	4Q06	3Q07	4Q07	Δ Quarter	Δ 12 Months	12M06	12M07	Δ Year

OPERATING ACTIVITIES
(+) Net Income of the Period	254.6	195.7	211.4	8.0%	-16.9%	432.4	797.3	84.4%

(+) Minority Participation	(1.3)	(1.1)	(0.5)	(0.5)	-59.9%	(2.9)	(1.8)	-37.4%

(+) Items with no Cash Effects	518.0	816.4	775.6	(0.1)	49.7%	3,499.9	3,285.7	-6.1%

Depreciation and Amortization	719.4	606.4	584.4	-4%	-18.8%	2,729.6	2,465.1	-9.7%
Losses with Accounts Receivables	79.1	74.6	80.7	8.2%	2.0%	384.1	330.2	-14.0%
Provision for Doubtful Accounts	16.7	(18.5)	3.1	N.A.	-81.5%	0.2	17.8	N.A.
Provision for Contingencies	152.7	154.8	213.4	37.8%	39.7%	487.2	649.7	33.4%
Provision for Pension Funds	0.4	27.8	(3.8)	N.A.	N.A.	28.7	8.5	-70.5%
Deferred Taxes	(409.6)	(27.5)	(122.7)	346.4%	-70.1%	(92.8)	(205.0)	120.9%
Results from the Write-off of Permanent Assets	(40.7)	(1.1)	20.5	N.A.	N.A.	(37.1)	19.4	N.A.

(-) Equity Changes	(128.7)	(67.7)	(278.0)	310.6%	116.0%	(1,385.0)	(972.1)	-29.8%
Clients' Accounts Receivable	(156.9)	(169.4)	(15.9)	-90.6%	-89.9%	(359.2)	(410.1)	14.2%
Inventories	(16.0)	(1.9)	5.8	N.A.	N.A.	18.9	31.5	66.7%
Contract Retentions	192.2	-	-	N.A.	N.A.	-	-	#DIV/0!
Personnel, Charges and Social Benefits	(23.0)	17.0	(16.8)	N.A.	-27.0%	0.3	11.8	N.A.
Accounts Payable and Provisioned Expenses	(264.6)	(29.3)	(98.2)	235.2%	-62.9%	(305.5)	(33.3)	-89.1%
Taxes	390.5	189.0	12.8	-93.2%	-96.7%	(126.2)	219.5	N.A.
Financial Expenses	(74.5)	(50.3)	(24.9)	-50.5%	-66.6%	(10.1)	(176.0)	N.A.
Authorization for Services Exploration	(28.8)	12.5	(52.6)	N.A.	82.9%	47.6	(101.9)	N.A.
Provision for Contingencies	(152.0)	(130.2)	(132.9)	2.1%	-12.5%	(483.5)	(469.2)	-3.0%
Provision for Pension Funds	(11.4)	15.4	16.0	4.3%	N.A.	(107.6)	(51.1)	-52.5%
Other Assets and Liabilities' Accounts	15.7	79.5	28.6	-64.1%	82.1%	(59.8)	6.7	N.A.

(=) Cash Flow from Operating Activities	642.5	943.4	708.4	-24.9%	10.3%	2,544.4	3,109.1	22.2%

INVESTMENT ACTIVITIES
Temporary Investments	107.2	(4.2)	151.6	N.A.	41.4%	(89.2)	35.8	N.A.
Funds from Sales of Permanent Assets	3.6	0.1	45.4	N.A.	N.A.	15.3	47.7	212.7%
Court Deposits	(168.8)	(348.5)	(166.7)	-52.2%	-1.3%	(306.5)	(871.4)	184.3%
Investments in Permanent Assets	(264.1)	(247.6)	(364.8)	47.3%	38.1%	(1,504.8)	(1,317.7)	-12.4%

(=) Cash Flow from Investment Activities	(322.1)	(600.2)	(334.4)	-44.3%	3.8%	(1,885.3)	(2,105.7)	11.7%

FINANCING ACTIVITIES

Dividens/Interests on Own Capital paid in the Period	(5.1)	(0.5)	(0.2)	-54.6%	-95.7%	(324.5)	(352.0)	8.5%

Loans and Financing	543.7	(243.8)	399.1	N.A.	-26.6%	476.9	(816.0)	N.A.
Loans Obtained	800.7	0.1	600.9	N.A.	-25.0%	1,915.9	601.0	-68.6%
Loans Paid	(257.0)	(243.9)	(201.8)	-17.3%	-21.5%	(1,439.0)	(1,417.0)	-1.5%

(=) Cash Flow from Financing Activities	538.6	(244.3)	398.9	N.A.	-25.9%	152.4	(1,168.0)	N.A.

CASH FLOW OF THE PERIOD	859.0	98.9	772.9	N.A.	-10.0%	811.5	(164.6)	N.A.

CASH, BANK ACCOUNTS and HIGH-LIQUID INVESTMENTS
Current Balance	2,541.6	1,604.1	2,377.0	48.2%	-6.5%	2,541.6	2,377.0	-6.5%
Previous Balance	1,682.6	1,505.2	1,604.1	6.6%	-4.7%	1,730.1	2,541.6	46.9%
Variation	859.0	98.9	772.9	N.A.	-10.0%	811.5	(164.6)	N.A.

OPERATING CASH FLOW	642.5	943.4	708.4	-24.9%	10.3%	2,544.4	3,109.1	22.2%

(+) Investments on Permanent Assets (includes Investment	(264.1)	(247.6)	(364.8)	47.3%	38.1%	(1,504.8)	(1,317.7)	-12.4%
Suppliers)

(=) FREE CASH FLOW	378.4	695.8	343.7	-50.6%	-9.2%	1,039.6	1,791.3	72.3%

SUPLEMENTARY INFORMATION TO THE CASH FLOW
Income and Social Contribution Taxes Paid	39.4	92.3	149.6	62.0%	2.8	49.1	359.0	N.A.
Interest Paid on Loans and Financing	132.5	82.2	112.4	36.8%	-15.1%	566.7	472.1	-16.7%

Brasil Telecom S.A.	Page 23 of 24

GLOSSARY

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to fully optical networks.

ARPU: Average Revenue per User, an indicator used in the telecom industry.

CAPEX: Capital Expenditure. The investments made by a company.

EBITDA: Earnings before Interest, Tax, Depreciation and Amortization.

GSM: Global System for Mobile communications. GSM is the world’s most widely used mobile telephony technology and allows users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there are constant technological advances.

IoE (Interest on Equity): Shareholder remuneration option, calculated on shareholders’ equity and limited, for tax purposes, to the variation in the long-term interest rate (TJLP). The tax benefit is due to the reduction in the calculation base used for income tax and social contribution tax on net income, given that interest on equity represents a deductible expense in the calculation of these taxes. IoE payments are subject to withholding tax at 15%. Interest on equity may be paid as part of statutory dividends, net of withholding tax.

LIS: Lines in Service. All the lines in a network that are effectively being used.

SAC: Subscriber Acquisition Cost, the average amount spent by a company to acquire a new subscriber.

TUP: Public Phones.

Financial Leverage Ratio: Net Debt / EBITDA

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom S.A.	Page 24 of 24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.